Exhibit 99.2

MakeMyTrip Announces Closing of Offering of US$1.25 billion 0.00% Convertible Senior Notes Due 2030 and Full Exercise of Option to Purchase Additional Notes

NEW YORK and GURUGRAM, June 23, 2025 – MakeMyTrip Ltd (NASDAQ: MMYT, the “Company” or “MakeMyTrip”), today announced the closing of its previously announced offering of US$1.25 billion in aggregate principal amount of 0.00% convertible senior notes due 2030 (the “Notes”), and the exercise in full by the initial purchasers of their option to purchase an additional US$187.5 million in aggregate principal amount of the Notes (collectively, the “Notes Offering”). The Notes were offered in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The Company also announced today by a separate press release the closing of a registered public offering of 16,000,000 ordinary shares (the “Primary Equity Offering”) at US$90 per ordinary share. The underwriters exercised in full their option to purchase 2,400,000 additional ordinary shares.

MakeMyTrip received net proceeds from the Notes Offering of approximately US$1.41 billion, after deducting the initial purchasers’ discounts and estimated offering expenses payable by the Company. The Company plans to use all of the net proceeds from the Notes Offering and the Primary Equity Offering to repurchase a portion of the Class B ordinary shares of the Company from Trip.com Group Limited.

Terms of the Notes

The Notes are senior unsecured obligations of the Company. The Notes will mature on July 1, 2030 unless redeemed, repurchased or converted prior to such date. The Notes will be convertible into ordinary shares of the Company, at the option of the holders, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day preceding the maturity date.

The initial conversion rate of the Notes is 8.2305 ordinary shares per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$121.50 per ordinary share and represents a conversion premium of approximately 35% above the public offering price of the ordinary shares, which was US$90 per ordinary share). The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events.

On or after July 10, 2028, MakeMyTrip may redeem for cash all or part of the Notes, at its option (such redemption, an “Optional Redemption”), if (x) the Notes are “freely tradable” (as defined in the indenture for the Notes) and all accrued and unpaid special interest, if any, has been paid in full, as of the date the Company sends the notice of redemption and (y) the last reported sale price of MakeMyTrip’s ordinary shares has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date MakeMyTrip provides notice of redemption and (ii) the trading day immediately preceding the date MakeMyTrip sends such notice. MakeMyTrip may also redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes issued remains outstanding at such time (“Cleanup Redemption”). In addition, MakeMyTrip may redeem all but not part of the Notes in the event of certain changes in the tax laws (“Tax Redemption”). The redemption price in the case of a Tax Redemption, an Optional Redemption or a Cleanup Redemption will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the related Redemption Date.

Holders of the Notes will have the right, at their option, to require the Company to repurchase for cash all or part of their Notes, on July 3, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid special interest, if any. In addition, subject to certain conditions and a limited exception, holders of the Notes will have the right to require the Company to repurchase all or part of their Notes upon occurrence of certain events that constitute a fundamental change. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

Other Matters

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the Notes or the ordinary shares, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Primary Equity Offering was made only by means of a separate prospectus supplement and accompanying prospectus pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.

The Notes and the ordinary shares deliverable upon conversion thereof have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and are being offered and sold only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about MakeMyTrip’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of MakeMyTrip, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of MakeMyTrip, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: MakeMyTrip’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic, social, and political conditions, currency exchange fluctuations and inflation; expected growth of markets in which MakeMyTrip operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of MakeMyTrip’s annual report on Form 20-F for the fiscal year ended March 31, 2025, as well as in other documents filed by MakeMyTrip from time to time with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MakeMyTrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate well-recognized online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India and overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, bus ticketing, rail ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, forex services, and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways, and all major Indian bus operators.

For more details, please contact:

Mohit Kabra

Group Chief Financial Officer

MakeMyTrip Limited

groupcfo@go-mmt.com